Mr. Austin Wood

Ms. Pam Long

Division of Corporation Finance

Office of Real Estate & Construction

July 20, 2022

Re:	Ark7 Properties Plus LLC

Amendment No 2 to

Offering Statement on Form 1-A

Filed June 30, 2022

File No. 024-11869

Dear Mr. Wood and Ms. Long,

Thank you for your comments dated July 14, 2022, regarding the Offering Statement of Ark7 Properties Plus LLC (the “Company”). The Company appreciates the opportunity to respond to your comment, which has been set out below together with its responses.

Amendment No. 2 to Offering Statement on Form 1-A filed June 30, 2022

U.S. Federal Income Tax Considerations, page 31

1.	We note your amended disclosure in response to comment 7. Please further revise to provide disclosure in your offering circular as to the current material tax consequences to investors relating to the acquisition, holding and disposition of the series shares. Clarify whether each series will be treated as a separate entity for U.S. federal income tax purposes. We also note disclosure in the “Overview” section, on page 15 and elsewhere stating that investors will be entitled to the “potential tax benefits normally associated with direct property ownership.” Please disclose the nature of these benefits, and discuss the legal basis, including any applicable Treasury Regulation, for these benefits.

The Company has amended the section titled U.S. Federal Income Tax Considerations to include additional discussion of the tax consequences to investors relating to the acquisition, holding, and disposition of the series interests. In addition, the Company has expressly stated that each series will be treated as a separate entity for U.S. federal income tax purposes. Further, the Company has removed references to “tax benefits” associated with property ownership.

Thank you again for the opportunity to respond to your questions to the Offering Statement of the Company. If you have additional questions or comments, please contact me at andrewstephenson@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson

Andrew Stephenson

Partner

CrowdCheck Law, LLP

cc: Yizhen Zhao

Chief Executive Officer

Ark7 Properties Plus LLC

535 Mission Street, 14th Floor

San Francisco, CA 94105